PROXY VOTING RESULTS

Results of Special Meeting of Shareholders

(UNAUDITED)

A Special Meeting of Shareholders of Columbia Acorn Trust (the Trust), was held on February 27, 2015 to ask shareholders to vote in favor of the election of nine nominated trustees to the Board. A proxy statement that described the proposals was mailed to shareholders of record as of December 31, 2014.

Proposal: Each of the trustee nominees was elected to the Board as follows:

Trustee	For	Against/Withhold	Abstain/Broker Non-Votes
Laura M. Born	639,164,070.883	10,694,881.943	0
Maureen M. Culhane	638,800,970.381	11,057,982.445	0
Margaret M. Eisen	638,866,948.678	10,992,004.148	0
Thomas M. Goldstein	639,138,773.640	10,720,179.186	0
John C. Heaton	553,323,641.483	96,535,311.343	0
Steven N. Kaplan	638,876,388.150	10,982,564.676	0
Charles R. Phillips	639,256,774.865	10,602,177.961	0
David J. Rudis	553,224,405.014	96,634,547.812	0
P. Zachary Egan	639,498,208.627	10,360,744.199	0